Exhibit 99.2

Stellantis to Present Commercial Vehicles Strategy and
New Global Van Lineup on October 23

AMSTERDAM, October 9, 2023 – Stellantis N.V. announced today it will introduce reimagined Commercial Vehicles from multiple brands that form the heart of its global, multi-brand business strategy on Monday, October 23, at 3 p.m. CEST / 9 a.m. EDT.

Jean-Philippe Imparato, Head of Commercial Vehicles Business Unit, and Xavier Peugeot, Senior Vice President of Commercial Vehicles Business Unit, will be joined by CEOs from the Citroën, FIAT, Opel, Peugeot, Ram and Vauxhall brands for key product unveilings. The Stellantis Commercial Vehicles unit is one of seven accretive business units outlined in the Dare Forward 2030 strategic plan.

Streaming video of the event will be available at 3 p.m. CEST / 9 a.m. EDT on the Stellantis YouTube channel at https://www.youtube.com/watch?v=-uLq9IZoo38. Materials and information will be available on the Stellantis corporate website at www.stellantis.com and on brand media websites.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Alessandro NARDIZZI +39 338 62 39 046 – alessandro.nardizzi@stellantis.com
communications@stellantis.com
www.stellantis.com